CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net

TSX.V: CPT

January 15, 2008

OTC.BB (US): CBTGF

CIBT Expands to 38th Location Globally

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business and Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Jinhua Career & Technical College (“JCTC”) in Jinhua City, China. This new CIBT center will deliver a variety of CIBT vocational and management programs offered by CIBT and its US and Canadian academic partners. Educational courses planned for this location include marine diesel maintenance, construction management, and other technical programs.

Jinhua is a city in Zhejiang province, just 300 km. south of Shanghai.   With a population of 4.5 million and a GDP of US$16.9 billion, the city’s leading industries include clothing and textiles, mechanics and electronics, chemicals, and automotive accessories.  Jinhua City is located in the center of Zhejiang Province, and serves as a major transportation hub in eastern China.

About Qingdao Advanced Technical College:

Established in 1994, Jinhua Career & Technical College is a state owned post-secondary vocational college located in Jinhau City, China.  Approved by the Ministry of Education in 1998, JCTC is one of the largest vocational institutions in the area with 15,000 students enrolled in 64 programs.  By focusing on providing internships into their curricula, JCTC has established industry relationships with over 150 organizations.  JCTC has a campus size of over 490 acres, and a faculty base of 735 members.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business and Technology Corp. and Sprott-Shaw Community College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 38 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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